**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**March 25, 2015**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES ACT OF 1933**

**SolarEdge Technologies, Inc.**

**File No. 333-202159 - CF#31916**
_____

SolarEdge Technologies, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on March 24, 2015, as amended.

Based on representations by SolarEdge Technologies, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

|  |  |
|---|---|
| Exhibit 10.7 | through December 15, 2024 |
| Exhibit 10.8 | through December 15, 2024 |
| Exhibit 10.9 | through December 15, 2024 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary